

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Christopher J. Vohs
Chief Accounting Officer
Bluerock Residential Growth REIT, Inc.
712 Fifth Avenue
9th Floor
New York, NY 10019

  Re: Bluerock Residential Growth REIT, Inc.
    Amendment No. 1 to Registration Statement on Form S-11
    Filed January 10, 2014
    File No. 333-192610

Dear Mr. Vohs:

  We have limited our review of your amended registration statement to those issues we have addressed in our comment. We may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note your response to comment 2 and your draft legal opinion. In the third paragraph of the "Prospectus Summary" preamble, you state that the disclosure assumes the effectiveness of your Second Articles of Amendment and Restatement. We note that the new share class will be authorized by your Second Articles of Amendment and Restatement. Please advise whether you intend to file as an exhibit to the registration statement prior to its being declared effective your *effective* Second Articles of Amendment and Restatement. If so, please revise your disclosure as appropriate. If not, please advise how the shares you are seeking to register are duly authorized.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Richard P. Cunningham, Jr., Esq. (*via e-mail*)